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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------


                                AMENDMENT NO. 2

                            ------------------------

                            BUSINESS RESOURCE GROUP
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          BRG ACQUISITION CORPORATION
                        BUSINESS RESOURCE HOLDINGS, INC.
                                BR HOLDINGS LLC
                          THREE CITIES FUND III, L.P.
                                   (OFFERORS)
   (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER, OR OTHER
                                    PERSON))
                            ------------------------

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  12329K 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                       J. WILLIAM UHRIG                                                With copies to:
                 BRG ACQUISITION CORPORATION                                       DAVID W. BERNSTEIN, ESQ.
               C/O THREE CITIES RESEARCH, INC.                               CLIFFORD CHANCE ROGERS & WELLS LLP
                     650 MADISON AVENUE,                                               200 PARK AVENUE,
                   NEW YORK, NEW YORK 10022                                     NEW YORK, NEW YORK 10166-0153
                       (212) 838-9660                                                  (212) 878-8000

  (NAME, ADDRESS AND TELEPHONE NO. OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                           CALCULATION OF FILING FEE


                    TRANSACTION VALUATION                                            AMOUNT OF FILING FEE
                        $58,987,425.75                                                    $11,797.49



(1) Calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 solely for purposes of computing the filing fee; based upon the tender offer price of $9.25 cash per share and 6,377,019 shares of common stock (including options to purchase shares of common stock) outstanding and not already owned by Offeror group immediately prior to the expiration of the tender offer.



(2) Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 6,377,019 shares of Common Stock, par value $0.01 per share, of Business Resource Group (the "Common Shares") at a price per share of $9.25 in cash. Such number of shares represents all of the shares and options outstanding as of June 29, 2000, less 319,168 Common Shares to be separately contributed to the Offeror group immediately prior to the expiration of the tender offer.



/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.




Amount Previously Paid: $9,212; 2,585.49                         Filing Parties: N/A
Form or Registration No.: Schedules TO, TO/A                     Date Filed: July 14, 2000; August 4, 2000



/ / Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.


     Check the appropriate boxes below to designate any transactions to which the statement relates:
     /x/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

                                  SCHEDULE TO


     This Tender Offer Statement on Schedule TO, as amended, relates to the offer by BRG Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding common shares, $0.01 par value per share (each a "Common Share"), of Business Resource Group, a California corporation (the "Company"), which as of July 7, 2000 the Purchaser did not own or have agreements to own at $9.25 per Common Share, net to the seller in cash, without interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (the "Letter of Transmittal", and together with the Offer to Purchase, the "Offer").


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The Offer expired at 5:00 p.m., New York City time, on August 11, 2000, and resulted in a tender by Company shareholders, and acceptance for payment by Purchaser, of a total of 4,936,459 Common Shares. In addition 319,168 Common Shares have been separately contributed to the Purchaser. As a result, Purchaser owns, and each other Offeror beneficially owns, a total of 5,255,627 Common Shares, or approximately 99.9% of the total outstanding Common Shares. There were 5,256,893 outstanding Common Shares as of August 11, 2000.


     Subject to the terms and conditions of the Plan and Agreement of Merger (Exhibit (d)(1) hereto), the Company will be merged into Purchaser and each Common Share not then held by Purchaser will be converted into the right to receive $9.25 in cash.


ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                                                    DESCRIPTION
-----------         -------------------------------------------------------------------------------------------------
   (a)(1)      --   Offer to Purchase, dated July 14, 2000, as amended on August 4, 2000.*
   (a)(2)      --   Form of Letter of Transmittal.*
   (a)(3)      --   Form of Notice of Guaranteed Delivery.*
   (a)(4)      --   Form of letter, dated July 14, 2000, to brokers, dealers, commercial banks, trust companies and other nominees.*
   (a)(5)      --   Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.*
   (a)(6)      --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
   (a)(7)      --   Form of Summary Advertisement, dated July 14, 2000.*
      (b)      --   Commitment Letter executed by Comerica Bank--California.*
   (c)(1)      --   Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
   (c)(2)      --   Merrill Lynch Board Presentation.*
   (d)(1)      --   Plan and Agreement of Merger, dated July 7, 2000, between the Company and the Purchaser.*
   (d)(2)      --   Share Exchange Agreements:*
      (i)           Share Exchange Agreement, dated July 7, 2000, between BR Holdings LLC and Brian McNay;
     (ii)           Share Exchange Agreement, dated July 7, 2000, between BR Holdings LLC and Jeff Tuttle.
   (d)(3)      --   Commitment Letter, dated as of July 7, 2000, by John Palmer for benefit of Purchaser.*
   (d)(4)      --   Form of Peth Deferred Compensation Agreement, dated as of July 7, 2000.*
   (d)(5)      --   Employment Agreement between Jeff Tuttle and the Purchaser dated as of July 7, 2000.*
   (d)(6)      --   Employment Agreement between Jack Peth and the Purchaser dated as of July 7, 2000.*
   (d)(7)      --   Employment Agreement between John Palmer and the Purchaser dated as of July 7, 2000.*
   (d)(8)      --   Employment Agreement between Brian McNay and the Purchaser dated as of July 7, 2000.*
      (e)      --   None.
      (f)      --   See Offer to Purchase (Exhibit (a)(1) hereto), including Schedule II and Schedule III thereto.*
      (g)      --   See Offer to Purchase (Exhibit (a)(1) hereto).*
      (h)      --   None requested or provided.


------------------
 *



Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 16, 2000


                                          BRG ACQUISITION CORPORATION
                                          By: /s/ Jeanette Welsh
                                            Name: Jeanette Welsh
                                            Title: Secretary and Treasurer


                                          BUSINESS RESOURCE HOLDINGS, INC.
                                          By: /s/ Jeanette Welsh
                                            Name: Jeanette Welsh
                                            Title: Secretary and Treasurer


                                          BR HOLDINGS LLC
                                          By: /s/ Jeanette Welsh
                                            Name: Jeanette Welsh
                                            Title: Secretary and Treasurer


                                          THREE CITIES FUND III, L.P.
                                          By: TCR Associates III, L.L.C.
                                            its general partner


                                          By: TCR GP, L.L.C.
                                               its Managing Member



                                             By: /s/ William Uhrig
                                              Name: William Uhrig
                                              Title: Managing Member

                                 EXHIBIT INDEX


EXHIBIT NO.                                                    DESCRIPTION
-----------         -------------------------------------------------------------------------------------------------
   (a)(1)      --   Offer to Purchase, dated July 14, 2000, as amended on August 4, 2000.*
   (a)(2)      --   Form of Letter of Transmittal.*
   (a)(3)      --   Form of Notice of Guaranteed Delivery.*
   (a)(4)      --   Form of letter, dated July 14, 2000, to brokers, dealers, commercial banks, trust companies and other nominees.*
   (a)(5)      --   Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.*
   (a)(6)      --   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
   (a)(7)      --   Form of Summary Advertisement, dated July 14, 2000.*
      (b)      --   Commitment Letter executed by Comerica Bank--California.*
   (c)(1)      --   Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
   (c)(2)      --   Merrill Lynch Board Presentation.*
   (d)(1)      --   Plan and Agreement of Merger, dated July 7, 2000, between the Company and the Purchaser.*
   (d)(2)      --   Share Exchange Agreements:*
      (i)           Share Exchange Agreement, dated July 7, 2000, between BR Holdings LLC and Brian McNay;
     (ii)           Share Exchange Agreement, dated July 7, 2000, between BR Holdings LLC and Jeff Tuttle.
   (d)(3)      --   Commitment Letter, dated as of July 7, 2000, by John Palmer for benefit of Purchaser.*
   (d)(4)      --   Form of Peth Deferred Compensation Agreement, dated as of July 7, 2000.*
   (d)(5)      --   Employment Agreement between Jeff Tuttle and the Purchaser dated as of July 7, 2000.*
   (d)(6)      --   Employment Agreement between Jack Peth and the Purchaser dated as of July 7, 2000.*
   (d)(7)      --   Employment Agreement between John Palmer and the Purchaser dated as of July 7, 2000.*
   (d)(8)      --   Employment Agreement between Brian McNay and the Purchaser dated as of July 7, 2000.*
      (e)      --   None.
      (f)      --   See Offer to Purchase (Exhibit (a)(1) hereto), including Schedule II and Schedule III thereto.*
      (g)      --   See Offer to Purchase (Exhibit (a)(1) hereto).*
      (h)      --   None requested or provided.


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* Previously filed.

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